Mail Stop 3561

April 4, 2008

Kevin T Ryan
Chief Executive Officer
Seaena, Inc.
1181 Grier Drive, Suite B
Las Vegas, NV 89119

> **Re:** **Seaena, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2006**
> **Filed April 6, 2007**
> **Form 10-QSB for the Period Ended September 30, 2007**
> **Filed November 14, 2007**
> **File No.'s 000-29781**

Dear Mr. Ryan:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Michael Moran
Accounting Branch Chief